03014412

RECD S.E.C.

FEB 2 8 2003

526

Annual Audited Report

**** A** 3/5/2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51564

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Institutional Edge, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Van Nostrand Avenue
(No. and Street)

Englewood Cliffs, (City) New Jersey (State) 07632 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Klarin (201) 944 5447
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufmann, Gallucci & Grumer LLP
(Name – *if individual, state last, first, middle name*)

One Battery Park Plaza (Address) New York (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Klarin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Institutional Edge, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

SWORN TO AND SUBSCRIBED BEFORE ME
THIS 18 DAY OF February 2003

Signature

President

Title

Lorraine Thompson
Notary Public

LORRAINE THOMPSON
NOTARY PUBLIC OF NEW JERSEY
Commission No. 2263466
My Commission Expires Sept. 21, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Institutional Edge, LLC

Statement of financial condition

December 31, 2002

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent auditor's report

Board of Directors and Members
Institutional Edge, LLC

We have audited the accompanying statement of financial condition of Institutional Edge, LLC, as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Institutional Edge, LLC, as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

New York, New York
February 3, 2003

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

Institutional Edge, LLC

Statement of Financial Condition

December 31, 2002

Assets

Cash and cash equivalents	$ 47,263
Investments, at fair value	79,920
Due from clearing broker-dealer	390,371
Deposits with clearing broker-dealer	165,916
Fixed assets, net of accumulated depreciation of $25,575	4,684
Other assets	13,150
Total assets	$701,304

Liabilities and Members' Equity

Liabilities:	
Accounts payable and accrued expenses	$211,255
Members' equity	490,049
Total liabilities and members' equity	$701,304

The accompanying notes are an integral part of this financial statement.

Institutional Edge, LLC

Notes to the statement of financial condition

December 31, 2002

Note 1. Organization

Institutional Edge, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company was formed under the laws of the state of New Jersey as a limited liability company on January 27, 1999 with two members. The Company shall terminate on the earlier of December 31, 2025, or the occurrence of events defined in the Operating Agreement.

Note 2. Significant accounting policies

Securities transactions

All securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Revenue Recognition

Riskless principal transactions and related clearing expenses are recorded on a trade date basis. Riskless principal transactions comprise the purchase and simultaneous sale of securities to customers at a mark up.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3. Investments

At December 31, 2002, the Company owned 7,992 shares of NASDAQ, which were purchases pursuant to an agreement made between NASDAQ and all broker-dealers. The investment in NASDAQ is valued at fair value.

Note 4. Brokerage activities

The Company acts as an introducing broker on behalf of institutional customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by monitoring the activities of its customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2002, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

Note 5. Taxes

The Company has elected under the provisions of the Internal Revenue Code to be taxed as a partnership. Therefore, no provision for income taxes is included in the accompanying financial statements as the members are individually liable for their share of the Company's taxable earnings.

Note 6. Net Capital Requirement

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $5,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2002, the Company's net capital exceeded this requirement by approximately $441,000.

Subject to SEC restrictions on distributions to members, distributions to members can be made under a capital distribution policy approved by the Company's Board of Directors. During the year ended December 31, 2002, a total of $1,900,000 in distributions were made to the members of the Company.

Institutional Edge, LLC

Notes to the statement of financial condition (continued)

December 31, 2002

Note 7. Commitments and Contingencies

The Company conducts operations from leased office facilities. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. At December 31, 2002, approximate future minimum payments on noncancellable operating leases are:

Year ended December 31	
2003	$26,000
2004	4,000
Total	$30,000

Note 8. Related Party Transactions

The Company receives commissions from its customers for trades introduce to its clearing broker-dealer. During the year ended December 31, 2002, the Company received commissions and gains on riskless principal transactions from entities either directly or indirectly related to one of its members.

Note 9. Concentration Risk

The Company received approximately 40% of its revenue from two customers.